SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel GeT wins Lot J of the Eletrobras Auction

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells electric power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby announces to its shareholders and the market in general that Copel GeT has, on this date, won Lot J of the Eletrobras Auction 01/2018, which comprises 75% of SPE Uirapuru Transmissora de Energia S.A.

The venture, which is already in commercial operation and corresponds to TL Ivaiporã - Londrina, consisting of 120 km of transmission line and a APR of R$ 32.4 million, will provide imminent cash generation and was conquered by R$ 105.0 million.

The line transmission, which crosses 10 municipalities in Paraná (Manoel Ribas, Arivaha do Ivaí, Ivaiporã, Grandes Rios, Cruzmaltina, Faxinal, Marilândia do Sul, California, Apucarana and Londrina), is located close to other projects belonging to Copel GeT, and will provide synergy in the use of resources for operation and maintenance, diluting operational costs for the group. In addition, the Company also intends to reduce administrative costs by absorbing the management in the existing structure in the Copel group.

Notice to the Market - IR 18/18

The result of the Auction can still be changed, as existing minority shareholders has the right of first refusal. Thus, the Fundação Eletrosul de Previdência e Assistência Social - ELOS may acquire the participation of Eletrosul in the same conditions offered by Copel in the auction or may sell its interest (25%) in the venture.

Curitiba, September 27, 2018.

Harry Françóia Junior

Chief Legal and Institutional Relations Officer acting as Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date September 27, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.